UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                            ARM FINANCIAL GROUP, INC.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    001944107
                                 (CUSIP Number)

                                 David Khalilzad
                    100 UN Plaza, East 48th Street, Apt. 24G
                            New York, New York 10017
                                 (212) 750-5399
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With Copies to:

                   Neil S. Baritz, Esq., Dreier & Baritz, LLP
                     150 East Palmetto Park Road, Suite 401
                            Boca Raton, Florida 33432

                                January 24, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

NOTE. Six copies of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.         001944107
------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         David Khalilzad ("Khalilzad")
         ###-##-####
------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                       (b) /x/
------------------------------------------------------------------------------
3.       SEC USE ONLY

------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
         Not Applicable
------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e) /  /
------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
------------------------------------------------------------------------------
                  NUMBER OF                 7.       SOLE VOTING POWER
                  SHARES                             1,890,000
                  BENEFICIALLY              ----------------------------------
                  OWNED BY                  8.       SHARED VOTING POWER
                  EACH                      ----------------------------------
                  REPORTING                 9.       SOLE DISPOSITIVE POWER
                  PERSON                             1,890,000
                  WITH                      ----------------------------------
                                            10.      SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         1,890,000
------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* /   /
------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.938%
------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON *
         IN.

ITEM 1.           SECURITY AND ISSUER.

         This Amendment No. 2 to Schedule 13D relates to the sale of an aggregate of 610,000 shares of the common stock, .01 par value ("Common Stock"), issued by ARM Financial Group, Inc. (the "Company"), 515 West Market Street, Louisville, KY 40202-3319, as originally disclosed in the Schedule 13D.

ITEM 4.           PURPOSE OF THE TRANSACTION.

         Item 4 of the Statement on Schedule 13D is hereby amended to read in its entirety as follows:

         As of January 24, 2000, the Reporting Person ceased to be the beneficial owner of 610,000 shares of the Common Stock of the Company. The date of sale, number of shares sold and share price for each of the sales of stock made by the Reporting Person on and after January 24, 2000, are indicated on Exhibit A attached hereto. Except as described on Exhibit A, no transactions in Common Stock were effected during the past 60 days by the Reporting Person.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Attached as Exhibit "A" to this Amendment to Statement on Schedule 13D is a schedule of sales of Common Stock by the Reporting Person.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2000
                                                             /S/ DAVID KHALILZAD
                                                     ---------------------------
                                                                 DAVID KHALILZAD

                                   SCHEDULE A

         Sale of shares of Common Stock of ARM FINANCIAL GROUP, INC. by David Khalilzad commencing on January 24, 2000.

DATE SOLD              NUMBER OF SHARES SOLD               SOLD PRICE PER SHARE

01/24/00                      50,000                               $0.0450
01/24/00                     100,000                                0.0450
01/25/00                     200,000                                0.0400
01/26/00                     260,000                                0.0405
                             -------
                             610,000
                             =======